# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GSR III Acquisition Corp., CIK 0002029023
CUSIP: G4R103107
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 5900 BALCONES DRIVE, SUITE 100, AUSTIN, Texas (TX), 78731
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001661897

## Reporting persons
- Merus Global Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 568,298; shared voting power 0; sole dispositive power 568,298; shared dispositive power 0; aggregate amount beneficially owned 568,298 (2.4% of the class)
  Comment: Note to Row 11: Calculated based on the 23,422,500 shares of the Class A ordinary shares, par value $0.0001 per share, of GSR III Acquisition Corp. (the "Issuer") outstanding as of August 11, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025.

## Item 1. Issuer
Name of issuer: GSR III Acquisition Corp.
Address of issuer's principal executive offices: 5900 BALCONES DRIVE, SUITE 100, AUSTIN, TX, 78731

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 568,298
Percent of class: 2.4%
Sole power to vote or to direct the vote: 568,298
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 568,298
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Merus Global Investments, LLC: /s/ Amrita M. Mahabaleswara, Amrita M. Mahabaleswara, General Counsel and Head of Compliance (08/14/2025)